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Duane Leonard

Executive Director at Housing Authority of Snohomish County

Greater Seattle Area · 218 connections · See contact info

Housing Authority of Snoh...

Washington State University

Experience

Associate Executive Director
Housing Authority of Snohomish County
Apr 1995 – Present · 24 yrs 3 mos
Snohomish County, Washington

The Housing Authority of Snohomish County (HASCO) is a government agency that manages federal housing programs and grants in Snohomish County. We currently manage over 3200 Section 8 Vouchers and own over 2100 units of multifamily housing.

Washington State Auditor's Office
Washington State Auditor's Office
Aug 1993 – Mar 1995 · 1 yr 8 mos

Assistant Director
Tacoma Employees Retirement System
Nov 1988 – Jul 1993 · 4 yrs 9 mos

Education

Washington State University
Business Administration, Accounting
1979 – 1982

Volunteer Experience

Board Member
Bellwether Housing

Leading provider of affordable housing in the Seattle area

Skills & Endorsements

Strategic Planning · 8

Val Sutherland and 7 connections have given endorsements for this skill

Community Outreach · 3

Kevin Sutherland and 2 connections have given endorsements for this skill